OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



Seattle Monthly Bike Rental LLC
DBA Pedal Anywhere
718 10th Avenue East, #1
Seattle, WA 98102
www.pedalanywhere.com

UP TO $1,000,000 OF CROWD NOTES WITH A MINIMUM OF $100,000

Seattle Monthly Bike Rental LLC ("Pedal Anywhere," "the company," "we," or "us") is offering up to $1,000,000 in principal amount of Crowd Notes of the company. The minimum target offering is $100,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $100,000 by April 24, 2017. If the company does not raise its Target Amount by April 24, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Target Amount prior to April 24, 2017, the company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE COMPANY AND ITS BUSINESS

The company's business

Seattle Monthly Bike Rental LLC was formed on February 29, 2012 as a limited liability company under the laws of Washington and does business as Pedal Anywhere.

Pedal Anywhere is an on-demand bicycle rental company with locations in Seattle, Washington and Friday Harbor, Washington. The company's vision is creating a world in which bicycles are available to anyone, anytime, anywhere. Pedal Anywhere provides a ride-sharing-like service where you hail a bike from your phone, and they will provide a bike to you no matter your size, riding style, age, or ability – there is a bike ready for you to ride. You can rent a bike for one day or as long as a month.

Further information about the company and its business appears on the company's profile on SeedInvest under https://www.seedinvest.com/pedal.anywhere/pre.seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due Diligence

Due diligence by CrowdCheck, Inc.



OUR PEOPLE

Team

Zachery Herrington-Shaner and Lucas Nivon are the founders of Seattle Monthly Bike Rental LLC and are currently members of the company.

Pedal Anywhere has 8 employees, however, 5 are seasonal employees. Upon a successful raise, the company plans to recruit a Chief Technology Officer, Chief Operating Officers and a VP of Business Development.

Officers and Members

This table shows the principal people in our company:

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Does the employee work fulltime for the company, and if not, where else does the employee work?
Officers:				
Zachary Herrington-Shaner	Founder/Chief Executive Officer	34	Appointed 2015	Full-Time
Members*:				
Zachary Herrington-Shaner	Member	34	Appointed 2016	Full-Time
Lucas Nivon	Member	37	Appointed 2016	Full-Time
Significant Employees:				
N/A				

*There are two Members each with one vote equal to the vote of each other Member, regardless of the Member's share of Membership Interest in the company.

Zachary Herrington-Shaner, Co-Founder, Chief Executive Officer, and Member

Zachary Herrington-Shaner is the Co-Founder, CEO, and Member of Seattle Monthly Bike Rental LLC. With a lifelong love of cities, urban cycling, and bike touring, Zach co-founded Pedal Anywhere with Lucas Nivon in 2014. Aside from his dedication to Pedal Anywhere, Zach has been a Part-Time Staff Reporter for the Seattle Transit Blog, a non-profit independent news resource, since July 2010. He writes about all aspects of Seattle Transit and land use policy. From January 2013 until July 2015, Zach was a Marketing and Outreach Specialist for Commute Seattle, where he wrote and edited all external content, including social media, media releases, newsletters and web content along with planning and coordinating approximately 50 commuter events per year at a major Downtown Seattle employers.

Zach is a trained environmental economist and cares most deeply about reimagining cities around walking and bicycling. Zach has 6 years of experience in bicycle and transit advocacy and marketing. He is driven by Pedal Anywhere's mission to make "Bikes Delivered On-Demand" a reality in every major city across North America.

Lucas Nivon, Co-Founder and Member

Lucas Nivon is the Co-Founder and Member of Seattle Monthly Bike Rental LLC. Pedal Anywhere was Lucas' brainchild in 2012, upon realizing that visitors and long-term renters were badly underserved by the current rental market. Lucas funded the starter fleet and brought Zach aboard, and now remains a founding partner, member and advisor to Pedal Anywhere. In April of 2014, Lucas founded Cyrus Biotechnology, an accelerating BioPharma with powerful software tools on the cloud, which recently raised its first Series A financing. Lucas is currently the CEO of the company. Lucas was a Post-Doctoral Fellow at the University of Washington from October 2008 to September 2014 where he focused his studies in the Baker Lab, Computational Enzyme Design.

Related Party Transactions

In the normal course of business, the Zachary Herrington-Shaner and Lucas Nivon pay expenses on the company's behalf, collect the company's revenues, loan the company money, and hold company funds. As of December 31, 2015 and 2014, the balance due to and from the company was $2,622 and $0, respectively. These balances bear no interest and are considered payable on demand. Although Lucas is uncompensated other than his 25.5% retained equity, Zach currently retains 100% of non-reinvested annual net earnings from the company, which varies annually. See Note 4 to the company's financial statements.

Upon a successful raise, the company plans to implement a modest salary for CEO, Zach, estimated at $70,000 per year for the term of the Crowd Note.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are some of the risks that relate to our company and this offering:

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances, and in certain circumstances only at the option of the company.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If a merger, buyout or other corporate transaction occurs before a qualified equity financing, investors will receive a payment of the greater of 2 times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If a qualified equity financing occurs (and only a financing using preferred shares will count for this purpose), the conversion price will be set for conversion into non-voting shares of a to-be-determined class of preferred stock. Investors in the Regulation CF offering will be considered non-major investors under the terms of the notes offered. Only major investors will have their notes converted at this time, notes held by non-major investors will only convert at the sole discretion of the company or in the event of subsequent corporate transaction. Further, the notes convert at a discount of 20%, or based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of the conversion, if any, might value the company at an amount well below $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further the interest on the notes is accrued interest; therefore you will not be paid interest payments on these notes. If you choose to invest, you should be willing to accept that your notes will never convert and will have no value.

- **In order for the Crowd Notes to eventually convert into equity in the company, the company will have to be restructured.** If the Notes being issued in this offering are to convert into equity in the company, the company will need to be restructured from an LLC, which will involve legal paperwork and filings with state regulatory authorities. If this doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

- **It is unclear how the Crowd Note would be interpreted by a court if we are forced into litigation**. We are using Crowd Notes in this offering. Crowd Notes are designed to offer equity in the company at a future date when certain conditions occur. However, it is unclear how a court would interpret the provisions of the Crowd Note in relation to our organization as a limited liability company. Should we be forced to litigate the terms of the Crowd Note, it is possible that a court would not interpret the note as we do, thereby impacting the terms of the investment and possibly providing greater rights to some investors and lesser rights to others.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under the state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisors.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Crowd Notes are determined by a court to be equity of the company that grants each investor the status of a member, you may also incur tax liabilities that are passed through to members.

- **We will eventually be required to reorganize the company as a corporation to convert the notes in this offering.** We are currently organized as Seattle Monthly Bike Rental LLC in Washington. Washington is our home jurisdiction. However, the Crowd Notes in this offering work best for Delaware corporations, and we may decide to reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition of the company, or maturity of the Crowd Notes.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-major investor under the terms of the notes offered, and therefore, you will receive shares of a Shadow Series with certain limited rights. Shadow Series shareholders may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the company but may be limited in other information and inspection rights.

- **This is an early stage company.** It has limited history, and limited revenues. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price inventory and services right and sell to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **The company has no cash on hand and is dependent on the CEO for cashflow.** The company's CEO is entitled to retain, and generally retains, 100% of the company's non-reinvested annual net earnings, totaling $23,000 as of December 31, 2016 and leaving the company with $0 net revenues in 2015. Even if the company implements an annual salary for the CEO, the members of the company generally use company funds to pay expenses on the company's behalf, collect the company's revenues, loan the company money, and hold company funds. These expenses totaled $2,622 as of December 31, 2015. The company is thus dependent on the CEO for cash for its operations. .

- **Our business is seasonal and weather and natural disasters may disrupt the industry.** Most of our revenue comes in the summer months of June, July and August when the weather permits more customers to ride bikes. If we experience more rain one year than others, our revenues will fluctuate yearly and we may not make as much money as we projected for the year. Rain, lightning, or other weather may adversely impact demand for bike rentals. Seasonal weather conditions may shorten the bike rental season. Additionally, extreme weather conditions such as hurricanes and floods, or natural disasters such as earthquakes may affect operations at our bike rental locations. Even if we expand to other cities like San Francisco and Toronto, the seasonality of the service will continue and may negatively impact the financial status of our company.

- **We have a small management team.** We depend on the skills and experience of Zach Herrington-Shane, who works full-time for the company, and Lucas Nivon who is an advisor to the company. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

- **We will need more people to join our company.** We will need additional employees, and people with the skills necessary to ensure we create and sell premium services. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

- **The company is controlled by its officers and members.** Zach Herrington-Shaner and Lucas Nivon hold all of the company's voting stock, and at the conclusion of this offering will continue to hold the majority of the company's voting rights. They hold the company's LLC Membership Interest, each with one vote equal to the vote of each other Member, regardless of the Member's share of Membership Interest in the company. Investors in Crowd Notes may not have the ability to control a vote by the members.

- **Future fundraising may affect the rights of investors.** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

- **We have a number of competitors.** There are already companies actively providing hourly and daily rental bikes to consumers in our target markets (e.g., NYC CitiBike, Seattle's Pronto CycleShare, etc.). While these companies may not provide monthly rentals, they may be able to provide services that achieve similar benefits to consumers at a lower price.

- **The company is going to need more money**. We might not sell enough Crowd Notes both in the Regulation CF offering and our concurrent 506(c) offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors might get better terms.

- **We rely on third parties to purchase our bicycles and other materials for our business**. We contract with third-parties to purchase our bicycles and other supplies and equipment. If these third-parties face manufacturing constraints, that could impact our ability to purchase enough bicycles and material needed to deliver our services. There are multiple sources for all these major raw materials, and we could change suppliers, but doing so may negatively impact our financial results.

- **The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing treatments and products, the introduction of new services and products, and changing customer demands.** The company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **We have an outstanding line of credit.** We have entered into a line of credit of up to $10,000 of which we have drawn $9,900 to finance fleet bicycles. The line of credit does not have a maturity date but requires a minimum payment of 2.5% of capital each month, which we will have to pay out of our cashflow.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities (or the equity securities into which they will eventually convert), and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in Pedal Anywhere are reflected in the table below:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the offering
Zachary Herrington-Shaner	75.5% of LLC Membership Interest	50%
Lucas Nivon	24.5% of LLC Membership Interest	50%

The Offering

Securities offered in this offering

The following description is a brief summary of the material terms of the offering of Crowd Notes and is qualified in its entirety by the terms contained in the Notes.

We are offering investors Crowd Notes that bear an interest rate of 6% annually and with no maturity date. The notes will only convert in the event of a future qualified financing involving preferred shares or in a corporate transaction (for example, a corporate sale, takeover, merger or liquidation). Investors who invest more than $20,000 will be "major investors."

If there is a qualified equity financing, the notes will only convert at the election of the company or in a subsequent corporate transaction. The notes will convert either based on (1) a 20% discount to the price to be paid by the new investors in the initial qualified equity financing or (2) $3 million cap on the valuation at the time of the initial qualified equity financing. However, in the event that a corporate transaction occurs prior to a qualified equity financing, you would receive in lieu of the converted shares a payment of the greater of twice the amount of your initial investment or the amount you would have been able to purchase in preferred shares based on the $3 million valuation cap.

Our minimum target raise is $100,000 and we will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of April 24, 2017.

The minimum investment is this offering is $500. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding.

The notes in the Regulation D offering convert under similar terms; however, if there is a qualified equity financing, notes held by those investors will convert into membership interests in the company and if there is a corporate transaction these investors will receive payment of twice the amount they invested. In the future, Regulation D investors may be entitled to additional voting and inspection rights.

LLC Membership Interests

The only other class of securities that we have issued is our membership interests. The following description of class of membership interest of the company is meant to be a summary and does not provide every detail that may be of interest to investors in this offering. A complete description of the membership interests may be found in the Operating Agreement of the company.

Voting Rights

The company's Members (there are currently two) each have one vote equal to the vote of each Member, regardless of the Member's share of Membership Interest in the company.

Right to Receive Initial Contribution

Each Member is required to make an Initial Contribution to the company. No Member is entitled to interest on their Initial Contribution. Except as expressly provided by the Operating Agreement, or as required by law, no Member has any right to demand or receive the return of their Initial Contribution.

Offering Perks

To encourage participation in the offering, the company is providing specific perks for investors. The company is of the opinion that the lifetime rental perks and discount do not alter the sales price or cost basis for the Crowd Notes in this offering. Instead, the perks are promotional discounts on future purchases of the core service of the company, or a "thank you" to certain investors that help the company achieve its mission. The cost of the free bicycles perks will come out of the proceeds of this offering; see "Use of Proceeds." It is recommended that investors consult a tax professional to fully understand any tax implications of receiving any perks before investors. The perks for this offering are as follows:

Investment Amount	Offering Perk
$2,500	Lifetime 10% discount.
$5,000	Lifetime 25% discount.
$10,000	Your choice of a free hybrid bicycle from our fleet.
$25,000	Your choice of a free road bicycle from our fleet.
$50,000	Lifetime of free rentals for yourself.
$100,000	Lifetime of free rentals and a free 7-day bike tour of your choice.

What it means to be a minority stockholder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities eventually convert to equity of the company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

If your notes convert to equity in the company, you may be subject to dilution in the future. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture-capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each shares being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting-control, and earnings per share.

FINANCIAL STATEMENTS; FINANCIAL CONDITION AND MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found at Exhibit B to the Form C of which this Offering Memorandum forms a part. Seattle Monthly Bike Rental LLC was formed on February 28, 2012 as a Washington limited liability company. The financial statements reflect the company's business for the years ended December 31, 2014 and December 31, 2015. Those financial statements were reviewed by an independent CPA. The financial information discussed below with respect to 2016 has not been reviewed and is subject to change.

Financial condition

We are a development stage company and are dependent on additional financing, including this Offering, in order to have the funds to develop our services.

The preparation of financial statements includes estimates made by management and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results can differ from those estimates.

Results of Operations

Our net revenues for the year ended December 31, 2015 were $68,558 compared to $22,095 in 2014. Net revenues consist of all sales, less discounts and returns. The company recognizes revenues when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company includes credit card processing fees in costs of goods sold. Cost of revenues (consisting of bicycle maintenance, taxes and licensing, supplies and materials and other administrative costs) was $17,825 in 2015 compared to $11,838 in 2014, resulting in gross margins of 74% and 46%, respectively. Revenues increased because of expanded operations, which also resulted in higher margins.

Operating expenses consist 99% of general and administrative costs, with the remaining 1% being sales and marketing. Our total operating expenses through December 31, 2015 were $18,553 compared to $4,686 in 2014.

The company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $500 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is estimated at 3 years for the company's bicycles. The company also capitalizes trademark filing costs and related legal expenses when management perceives a future economic benefit. Depreciation expense totaled $4,117 and $1,156 for the years ended December 31, 2015 and 2014, respectively.

As a result of the foregoing, the company recorded a net income of $32,180 and $5,571 as of December 31, 2015 and 2014, respectively.

For the year ending December 31, 2016, the company had net revenues totaling $94,293. During this same period, the company incurred expenses of $37,316, of which 18% was derived from tax and license expenses, 17% from bike maintenance expenses, 11% from advertising, 10% from supplies and materials, 10% from web design expenses and the remaining 31% from all other administrative expenses.

Liquidity and Capital Resources

As of December 31, 2015 we had no cash in hand. The cash at the end of this period was allocated to related party activities and members' draws in the amount of $25,622. For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

.

Based on our cash flow projection, we anticipate that if we raise at least $750,000, this round should get us through 2018 and allow us to expand to three cities. After this time, we anticipate that profits will fund us after such time based on our projections. However, we might consider additional capital raises in order to increase the scope of our expansion plans. If we raise only our target amount, the proceeds will allow us a scaled-down one city expansion by early 2018. If working capital money is needed to fund inventory, we will likely seek a working capital loan or consider going through another round of financing.

We have not committed to make any capital expenditures, and in the event that we do not raise sufficient funds from this offering, we will defer the capital expenditures we have planned.

Commencing December 1, 2016, the company entered into a lease agreement for commercial property for a term of 12 months and requires monthly payments of $650. As of November 22, 2016, the company's total assets were $47,699 and liabilities $10,040, which includes the $10,000 line of credit. As a result, the company's total equity as of November 22, 2016 was $37,659.

Indebtedness

As of December 31, 2015, the company had no liabilities. In 2016, the company entered into a line of credit agreement for $10,000 with an 8.5% interest rate to fund operations and additional bicycle purchases. The line of credit does not have a maturity date but requires a minimum payment of 2.5% of capital each month. $5,000 has already been used for excess fleet purchases in July 2016. The company plans to use the funds from this offering to pay off this debt. As of the date of this Offering Memorandum, the company has drawn down $9,900 under this line of credit.

Recent offerings of securities

The company has not made any offerings of securities in the last three years.

Valuation

We have not undertaken a valuation of the company.

As discussed in "Dilution" above, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

USE OF PROCEEDS

We are seeking to raise a minimum of $100,000 (target amount) and up to $1,000,000 (overallotment amount) in this offering through Regulation Crowdfunding. We project the proceeds of this offering will be used in the following proportions: 20% to purchase fleet bicycles, 19% for executive compensation, 16% for warehouse leasing, 11% for manager compensation, 7% for marketing and the remaining 27% for to pay debt, delivery vehicles, bicycle tools, supplies, maintenance, the cost of the bicycle perks and other administrative expenses.

If we manage to raise funds in excess of our target amount, we plan to use our proceeds as follows:

	Percent (%)	Dollar ($) Amount
Executive Compensation	18.7%	$140,000 ($70,000 x2)
Manager Compensation	10.7%	$80,000 ($40,000 x2)
Fleet Bicycles	20%	$150,000 (avg. $300 x500)
Warehouse Leasing	16%	$120,000 ($1,000/month avg)
Tools, Supplies, and Accessories*	3.3%	$25,000
Delivery Vehicles	3.3%	$25,000 ($2,500 x10)
Commercial Insurance	2%	$15,000
Marketing***	6.7%	$50,000
Bicycle Maintenance	4%	$30,000
Debt Service**	0.7%	$5,000
Legal and Licensing	6.6%	$50,000
Web and Brand Design Services	3%	$22,000
Other	5%	$37,500
Total Raise:	**100%**	**$750,000**

*Tools, supplies and accessories include the purchase of helmets, locks, lights, tools and other office supplies.
**$5,000 of the proceeds from this Offering will be applied to an outstanding line of credit, which was used for fleet bicycle purchases in July 2016.
***This includes the cost of the bicycle perks.

If we raise our overallotment amount of up to $1,000,000, we will be able to expand our business to six other cities, which include: Portland, San Francisco, Vancouver BC, Denver, Austin and San Diego. Our expansion plans would look like the following:
- Now through April 2017: Only Seattle
- April 2017 – April 2018: Seattle and Portland
- April 2018 – April 2019: Seattle, Portland, San Francisco, and Vancouver BC
- April 2019 – future: All 6 cities plus Seattle

We plan to use a portion of our proceeds to acquire assets for each expansion city. Each city would require:
- A starter fleet of 50 bicycles at a cost of $15,000 per city.
- Commercial warehouse leased property (varies by city and market)
- Helmets, locks, lights, tools and other office supplies, valued at $25,000

Total asset value of $50,000 per city for a total of $300,000 for six cities.

We will also use a portion of the funds from this offering to pay for the offering itself. These costs include lawyer fees ($9,500), printing and video production ($1,000) and advertising ($37,500).

The identified uses of proceeds are subject to change at the sole direction of the executive officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualifications

Neither the company nor any of our officers or directors is disqualified from relying on Regulation Crowdfunding.

Annual reports

If we successfully close our offering, you will be able to find our annual reports on www.pedalanywhere.com which will be posted within 120 days after the end of each fiscal year.

Ongoing reporting compliance

We have not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, have not previously failed to comply with the requirements of Rule 202.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/pedal.anywhere/pre.seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for theses securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.